
December 14, 2022

R. Michael Dudley
Chief Executive Officer
Transcode Therapeutics, Inc.
6 Liberty Square — #2382
Boston, MA 02109

> **Re: Transcode Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 13, 2022**
> **File No. 333-268764**

Dear R. Michael Dudley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Finnbarr Murphy, Esq.